Exhibit 99.2

November 20, 2019

LIBERTY UTILITIES CO.

ACQUISITION FACT SHEET



ACQUISITION OF WATER DISTRIBUTION UTILITY IN NEW YORK

Overview

- Acquisition by Liberty Utilities Co. (the regulated utility operating subsidiary of Algonquin Power & Utilities Corp. TSX/NYSE:AQN) of New York American Water ("NYAW") a regulated water distribution and wastewater collection utility in southeastern New York
- Attractive opportunity to acquire one of the largest, single-state water utilities on the U.S. east coast
- All existing NYAW employees to join the Liberty Utilities team
- Currently serving over 125,000 customer connections with 1,270 miles of water mains and distribution lines
- Stock purchase transaction for a purchase price of U.S. $608 million, subject to customary adjustments

Acquisition is Constructive to Regulated Utility Growth Program

- Aligned with Liberty Utilities' strategic, sustainability and financial objectives and strengthens Liberty Utilities' overall business mix and increases water and wastewater connections by 75%
- Considerably increases Liberty Utilities' water utility footprint and customer base in a supportive regulatory environment. Increased regulated earnings are accretive to Liberty Utilities' business risk profile, strengthen credit metrics and improve financial flexibility
- Closing of the transaction remains subject to regulatory approval and other typical closing conditions

Key Considerations	
Customer Connections	~125,000
Employees	~130
Purchase price under stock purchase agreement (subject to customary adjustments)	U.S. $608 million

"THE ACQUISITION OF NEW YORK AMERICAN WATER IS CONSISTENT WITH OUR U.S. REGULATED UTILITY GROWTH STRATEGY, BUILDS ON OUR STRONG WATER UTILITY EXPERTISE, AND EXPANDS OUR PRESENCE INTO NEW SERVICE TERRITORIES."

- IAN ROBERTSON, CHIEF EXECUTIVE OFFICER

Liberty Utilities

Subsidiary of Algonquin Power & Utilities Corp. that provides safe, reliable and cost-effective regulated water, natural gas and electric utility services to over 800,000 connections throughout the United States and Canada.


Liberty Utilities
Liberty Power
Projects in Development

Liberty Power

Subsidiary of Algonquin Power & Utilities Corp. that develops and owns an expanding portfolio of global renewable electric generating, storage and transmission facilities representing 2.5 GW of net installed capacity with over 1,400 MW of incremental capacity under construction.

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November 20, 2019

LIBERTY UTILITIES CO.

Our Commitment to Customers and Communities

- Liberty Utilities is committed to a successful and seamless transition, under which customers will continue to receive safe and reliable water and wastewater service
- Liberty Utilities will continue NYAW's commitment to community involvement and charitable contributions
- The transaction is not expected to result in any impact to customer rates
- Liberty Utilities is committed to invest approximately U.S. $214 million in planned service reliability, resilience and system upgrades, with aggregate expected depreciation and ADIT of approximately U.S. $81 million through 2024

Our Commitment to Employees

- Liberty Utilities has strong alignment with NYAW's philosophies of safety, reliability and customer care
- No changes to management or operations staffing are expected as a result of the transaction, with a commitment from Liberty Utilities to maintain at least existing employment terms for two years following the closing
- Under Liberty Utilities' operating structure, NYAW's headquarters will be in Merrick, New York

Our Commitment to the Regulator

- Liberty Utilities is committed to supporting NYAW in maintaining and building on its constructive regulatory relationship with the New York Public Service Commission

Our Conservative Financing Plan

- Liberty Utilities' conservative capital structure will be utilized to finance expected closing date net assets for rate making purposes of approximately U.S. $399 million, based on strong investment grade credit metrics
- Parties to jointly file a section 338(h)(10) election with estimated closing depreciable tax basis of NYAW assets of approximately U.S. $147 million and a present value tax attribute adjustment factor of 0.160738


Liberty Utilities Distribution Utility
New York American Water


New York
Long Beach
Kingston
Beacon
Middletown
Service Territory

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www.algonquinpowerandutilities.com    LIBERTY UTILITIES CO.   CAUTION REGARDING FORWARD-LOOKING INFORMATION  Certain statements included in this fact sheet constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “plans” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to: statements regarding the expected financing plan and impact on credit metrics; expectations regarding current NYAW customers, rates, headquarters and employees; expectations regarding Liberty Utilities’ future investments and community engagement; the completion and benefits of the proposed transaction; and expectations regarding NYAW’s continuing operations. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. Algonquin Power & Utilities Corp. cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in Algonquin Power & Utilities Corp.'s most recent annual and interim management's discussion and analysis and most recent annual information form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, Algonquin Power & Utilities Corp. undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.  3    3  November 20, 2019